UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

THE MIDDLEBY CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-9973	36-3352497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1400 Toastmaster Drive, Elgin, Illinois	60120
(Address of Principal Executive Offices)	(Zip Code)

(847) 741-3300
(Name and telephone number, including area code of the
 person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01                      Conflict Minerals Disclosure Report.

The Middleby Corporation (“Middleby” or the “company”) has evaluated its current product lines and determined that tin, tungsten, tantalum, or gold, which are defined as “conflict minerals” by the United States Securities and Exchange Commission, are necessary to the functionality or production of certain products that the company manufactured or contracted to manufacture during 2013. Accordingly, Middleby is filing this disclosure along with a Conflict Minerals Report to disclose the measures that have been taken to determine the origin of the conflict minerals used in its products.

Conflict Minerals Disclosure

The company undertook extensive due diligence measures, including surveying its direct suppliers via an industry-standard survey template for conflict minerals, to try to determine the sources of these minerals, which are purchased through a complex supply chain.

Currently, the company does not have sufficient information from its suppliers or other sources to determine the country of origin of the conflict minerals used in its products or identify the facilities used to process those conflict minerals.

A copy of Middleby’s Conflict Minerals Report for the reporting period from January 1, 2013 to December 31, 2013 is filed as Exhibit 1.02 hereto and is publicly available at www.middleby.com, under the heading “Investor Relations”. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02                      Exhibit

A copy of the company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto.

Item 2.01                      Exhibits

Exhibit No.	Description
Exhibit 1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE MIDDLEBY CORPORATION

Dated: June 2, 2014	By:	/s/ Timothy J. FitzGerald
Timothy J. FitzGerald
Vice President, Chief Financial Officer